SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-21150

                           NOTIFICATION OF LATE FILING
(Check One):  [X] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  March 31, 2000
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant:     Directrix, Inc.

Former name if applicable:

Address of principal executive office:  236 West 26th Street - 12W
                                        New York, New York  10001


                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III. NARRATIVE.

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Directrix, Inc. is a Delaware Corporation formed in 1998 in contemplation of a merger ("Merger") between Spice Entertainment Companies, Inc. ("Spice") and Playboy Enterprises, Inc. ("Playboy"). Directrix became a stand-alone entity on the day following the March 15, 1999 closing of the Merger. To enable Directrix to report a full year's worth of operations as a stand-alone entity and more meaningfully reflect its operational results, the Board of Directors of Directrix approved a change in Directrix' fiscal year to March 31 from December 31 on May 4, 1999. The three-month transition period from January 1, 1999 to March 31, 1999 that preceded the start of the new fiscal year was presented in the Form 10-QSB Transition Report filed on May 17, 2000 and will be presented again in the Form 10-KSB Annual Report for the fiscal year ended March 31, 2000.

As Directrix had to complete a year end audit for the fiscal year ended March 31, 2000 and an audit for the transition period ended March 31, 1999, Directrix was not able to prepare and file it's Form 10-KSB on a timely basis.

                           PART IV. OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification:

             Donald J. McDonald, Jr.              212-741-6511
           --------------------------    ------------------------------
                     (Name)               (Area code)(Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes   [] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Directrix, Inc.
                  --------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: 6/29/00             By: /s/ Donald J. McDonald, Jr.
                             ---------------------------------------------------
                             Donald J. McDonald, Jr., President, Director,
                             Chief Financial Officer and Principal Accounting Officer

                            STATEMENT TO FORM 12B-25

         Directrix commenced operations as a stand-alone business following its spin-off from Spice Entertainment Companies, Inc. on March 16, 1999. Directrix incurred net losses of $4.2 million and $1.7 million for the fiscal year ended December 31, 1998 and the transition period ended March 31, 1999. For the year ended March 31, 2000, Directrix incurred a net loss of $6.0 million. The increase in net loss is primarily attributable to an increase in selling, general and administrative expenses of 1.7 million and a decrease in revenue of $0.8 million, offset by a gain on the disposal of Playboy Enterprises, Inc. ("Playboy") stock of approximately $0.4 million. The increase in selling, general and administrative expenses is primarily attributable to an increase in bad debt expense relating to Emerald Media, Inc. ("EMI") of $1.0 million for the year ended March 31, 2000. The decline in total revenue was primarily attributable to a decline in revenue from networks owned by Playboy and Califa Entertainment, Inc. of $3.9 million offset by increases in revenue associated with EMI of $3.0.